05012863

MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

21 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th & 21st of November 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

11/29

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

18 November 2005

12. Total holding following this notification

31,685,712 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

6.97%

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

21 November 2005

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

To The Company Secretary
MyTravel Group Plc

Fax No. 0161 232 6524

From Andrew Anderson

Date 18 November 2005

Total pages 2 **(including this header)**
If you do not receive all the pages, please telephone immediately

Karen,
A new one.
Could you do this on Monday pl's.

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\mytravelasharesfx.doc

Authorised by: (1) ____________ (2) ____________

Cost Centre 0840930010 Expenses A/C

Deutsche Bank

Central Compliance

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

18 November 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 17 November 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 454,538,433 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 31,685,712 ordinary shares of MyTravel Group Plc, amounting to 6.97%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully
for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

Z:\E CENTRALS\Position Monitoring\Significant Shareholdings\UK Proprietary\2005\MyTravelGroup 2005-11-18 letter.doc
AJA

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

18 November 2005

12. Total holding following this notification

23,110,082, 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.08% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

21 November 2005

LEHMAN BROTHERS

RECEIVED
18 NOV 2005
Company Secretary's Office

Karen,
Pls do on Monday

15th November 2005

Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 11th November 2005, Lehman Brothers International (Europe) had an interest in 23,110,082 ordinary shares of MyTravel Group Plc (the "Company"). This represents 5.29% of the outstanding share capital of the Company.

Yours sincerely
For & on behalf of Lehman Brothers

Paul MacDonald
Compliance Department

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Andrew Anderson
Date	17 November 2005
Total pages	2 **(including this header)**

If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\mytravelasharesfx.doc

Authorised by: (1) ______________________ **(2)** ______________________

Cost Centre 0840930010 **Expenses A/C**

Deutsche Bank

Central Compliance

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX
Tel +44 20 7545 8000
Fax +44 20 7547 6018

17 November 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 10 November 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 454,538,433 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 31,866,789 ordinary shares of MyTravel Group Plc, amounting to 7.01%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully
for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

Z:\E CENTRALS\Position Monitoring\Significant Shareholdings\UK Proprietary\2005\MyTravelGroup 2005-11-17 letter.doc
AJA

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Holding(s) in Company		09:33 18 Nov 05

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

17 November 2005

12. Total holding following this notification

31,866,789 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

7.01%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

18 November 2005

END

0207 888 6017

489988

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

RNS Statement RNS Alert RNS Insight

Review Announcement

1 details te

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are sati announcement content, click on **confirm**. If you need to make any changes to the announcement details you have ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Forr you with useful advice on the creation of HTML format documents which should ensure presentational quality and fac speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 77 experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note thє cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)
- Miscellaneous invalid tag(s) (details)

Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	01706 74 6142
Additional Distribution	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho

above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

J.P. Morgan Securities Limited

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

17 November 2005

12. Total holding following this notification

24,262,338, 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.34% of the 30p ordinary shares

14. Any additional information

As a result of its subsidiary, J.P. Morgan Securities Limited, decreasing its material interests in the company J.P. Morgan Chase & Co. no longer has a disclosable interest in the ordinary shares of the company.

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notific

Mike Vaux, Assistant Group Company Secretary

Date of notification

18 November 2005

previous cancel confirm

JPMorgan

RECEIVED
17 NOV 2005
Company Secretary's Office

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

14 November 2005

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Securities Ltd., ("JPMSL") of 125 London Wall, London, EC2Y 5AJ would like to advise you that JPMSL has decreased its material interest in the share capital of MyTravel Group Plc (the "Company") to 5.45%. Details of the disposal are as follows:

Number of shares sold: 20,000,000 (4.49%)

Total number of shares held by J.P. Morgan Securities Ltd.: 24,262,338 (5.45%) 5.34%

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Gapsun Rhee
EMEA Surveillance

JPMorgan

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

14 November 2005

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of JPMorgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC no longer has a disclosable interest in the ordinary shares of MyTravel Group Plc (the "Company"). This is a result of its subsidiary, J.P. Morgan Securities Limited ("JPMSL"), decreasing its material interests in the Company. Details of the disposal and the resultant material interest held by JPMSL are given in a separate disclosure letter as attached.

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Gapsun Rhee
EMEA Surveillance